EXHIBIT 20
                                                                     PAGE 1 OF 5

         HOST MARRIOTT SERVICES REPORTS 1998 NET INCOME OF $24.1 MILLION

BETHESDA, MD, JANUARY 27, 1999 -- Host Marriott Services [NYSE:HMS] today reported net income for fiscal year 1998 of $24.1 million, or $0.68 per diluted share, compared to net income of $20.8 million, or $0.57 for fiscal year 1997. Contributing to the year-over-year increase in earnings were federal income tax credits partially offset by asset adjustments required by SFAS No. 121. Revenues for 1998 totaled $1.38 billion, an increase of $93.0 million, or 7% over 1997. Earnings before interest, taxes, depreciation, amortization and other non-cash items (EBITDA) was $125.7 million for 1998, compared to $125.4 million in 1997.

William W. McCarten, President and Chief Executive Officer, noted, "We achieved 7% growth in revenues during a very challenging year for the airport concession industry. This growth is clear evidence that our branding strategy is working. Earnings were impacted, however, by the Northwest strike, the slowdown in the Asian economy, start-up costs associated with our entry into the shopping mall food court business, as well as by extensive construction activity. We won or extended contracts in our core markets with annual revenues of approximately $90 million, added five new mall contracts with annualized revenues of nearly $50 million and were awarded our first airport food and beverage contract in China. Our new business pipeline is strong and we continue to be excited about the growth opportunities ahead of us."

The company increased its contract retention rate to 82% for the last three years and lengthened its weighted average remaining contract life to 7.3 years. Annualized revenues from new and extended contracts exceeded revenues from exited contracts during the same three year period by approximately $100 million.


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                                                                     EXHIBIT 20
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Overall,  airport  concession  revenues grew by 8% or $72.0 million during 1998, reflecting an estimated 2% growth in passenger enplanements and a 6% increase in revenues per enplaned passenger ("RPE"). Operating profit in the airport business line increased by $0.8 million or 1% during 1998, despite the significant impact of the Northwest Airlines pilots strike and of the economic slowdown in Asia on certain airport locations.

Travel plaza revenues increased by $14.2 million or 5% during 1998. Moderate increases in menu prices, the introduction of new branded concepts and higher tollroad traffic, due to low gasoline prices, resulted in solid revenue growth in this business line. Operating profit in 1998 for the travel plaza business line was up by $3.0 million or 13% over last year.

Revenues for 1998 in the shopping mall and entertainment business line were up 12% over a year ago. The openings of two new mall food courts in late 1998 and the full-year impact of two mall food courts that opened in late 1997 contributed significantly to the revenue increase. Operating profit during 1998, before unusual items, in the new shopping mall and entertainment business line decreased by $2.0 million compared to last year, reflecting lower than anticipated revenue combined with start-up costs associated with the company's entry into this new venue.

During the fourth quarter of 1998, the company recorded $5.9 million of non-cash, pretax write-downs of impaired long-lived assets. The write-downs, required under SFAS No. 121, included a $3.5 million partial impairment of certain capitalized system software costs and a $2.4 million impairment of one shopping mall food court contract. During the fourth quarter of last year, the company recorded a net $0.3 million non-cash, pretax charge against earnings for unusual items.




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                                                                     EXHIBIT 20
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Excluding the effect of the unusual items noted above that were recorded in 1998 and 1997, the company's operating profit for 1998 was $65.5 million, compared to $67.4 million in 1997. Further adjusting for the impact of the Northwest strike, operating profit would have increased slightly in 1998 over 1997.

The company's 1998 income tax benefit reflects the reversal of $11.1 million of valuation reserves for certain tax credits, which the company has now determined will be utilized prior to their expiration. Similar income tax benefits of $1.9 million were recognized in 1997.

Net income for the fourth quarter of 1998 was $3.3 million, or $0.09 per diluted share, compared to net income of $1.1 million, or $0.03, for the fourth quarter of 1997. Revenues totaled $415.5 million for the fourth quarter of 1998, an increase of 7% over the same quarter in 1997. EBITDA was $28.8 million for the fourth quarter of 1998, a decrease of $3.1 million compared to the same quarter a year ago.

The company is adopting Statement of Position 98-5, "Reporting the Costs of Start-up Activities," in the first quarter of 1999. Adoption of the statement will result in a one-time, after-tax charge of approximately $0.7 million, in the form of a cumulative effect of a change in accounting principle. In addition to the one-time charge, the company also expects a year-over-year increase in pretax start-up costs of $3.0 million associated with the accounting change and a higher level of development activity anticipated in 1999.

The company estimates that it will spend $4.0 million in external costs in 1999 associated with its Year 2000 compliance program, compared with $1.1 million in Year 2000 expenditures in 1998.
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                                                                     EXHIBIT 20
                                                                     PAGE 4 OF 5

                                  * * * * * * *

Host Marriott Services, with its worldwide headquarters in Bethesda, Maryland, is the leading food, beverage and retail concessionaire at nearly 200 travel and entertainment venues, with approximately 24,000 employees in seven countries around the globe. Host Marriott Services is best known for its custom solutions business approach that combines internationally known brands with regional favorites in airports, travel plazas, shopping malls and entertainment attractions. Many of the company's concessions are operated under license agreements with branded partners such as Burger King, Starbucks Coffee, Pizza Hut, Chili's, Cinnabon, TCBY "Treats," Sbarro, Taco Bell, Cheers, California Pizza Kitchen, The Cheesecake Factory, Tie Rack and The Body Shop.

NOTES:
In fiscal year 1998, the company changed the calculation of EBITDA to exclude interest income, which is more consistent with industry standards. Interest income was subtracted from 1997 EBITDA for comparability purposes.

The company's results of operations are significantly affected by the various travel and shopping seasons. Customer traffic is generally the strongest in the summer vacation months, particularly from Memorial Day through Labor Day, which has historically produced seasonally strong third quarter earnings. Shopping mall food court customer traffic is generally the busiest during the fall and winter holiday season.

This press release contains "forward-looking statements" within the meaning of federal securities laws, including, but not limited to, statements concerning the company's outlook for 1999 and beyond; the growth in total revenue for 1999 and subsequent years; business strategies and anticipated results and similar statements concerning events and expectations that are not historical facts. These forward-looking statements are subject to numerous risks and uncertainties, including the effects of seasonality, airline and tollroad industry fundamentals, general economic conditions (including the current economic downturn in Asia), the potential adverse impact of the Year 2000 issue on operations, competitive forces within the food, beverage and retail concessions industries, and the availability of cash flow to fund future capital expenditures. Forward-looking statements are inherently uncertain, and investors must recognize that actual results could differ materially from those expressed or implied by the statements. A detailed discussion of these risks and uncertainties is contained in the company's 1997 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

FOR MORE INFORMATION:

MEDIA INQUIRIES:              INVESTOR RELATIONS:         WEBSITE / TELEPHONE:
----------------              --------------------        ----------------------
Wendy Watkins:                Sharon Whiting:             http://www.hmscorp.com
(301) 380-7903                (301) 380-7215              1-888-380-HOST


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                                                                     EXHIBIT 20
                                                                     PAGE 5 OF 5

                       HOST MARRIOTT SERVICES CORPORATION
                   CONSOLIDATED OPERATING RESULTS (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                              SIXTEEN           SIXTEEN           FIFTY-TWO          FIFTY-TWO
                                                            WEEKS ENDED       WEEKS ENDED        WEEKS ENDED        WEEKS ENDED
                                                            JANUARY 1,         JANUARY 2,         JANUARY 1,        JANUARY 2,
                                                               1999             1998 (A)             1999            1998 (A)
--------------------------------------------------------- ----------------- ------------------ ------------------ -----------------

OPERATING SUMMARY
REVENUES                                                          $ 415.5            $ 388.2          $ 1,377.6         $ 1,284.6

OPERATING COSTS AND EXPENSES
    Operating costs                                                 405.7              375.3            1,312.1           1,217.2
    Write-downs of long lived assets                                  5.9                4.2                5.9               4.2
    Reversal of restructuring charges                                 ---               (3.9)               ---              (3.9)
--------------------------------------------------------- ----------------- ------------------ ------------------ -----------------
         Total Operating Costs and Expenses                         411.6              375.6            1,318.0           1,217.5
--------------------------------------------------------- ----------------- ------------------ ------------------ -----------------

OPERATING PROFIT                                                      3.9               12.6               59.6              67.1

    Interest expense                                                (12.2)             (12.2)             (39.9)            (39.8)
    Interest income                                                   0.5                1.2                2.5               3.7
--------------------------------------------------------- ----------------- ------------------ ------------------ -----------------

INCOME (LOSS) BEFORE INCOME TAXES                                    (7.8)               1.6               22.2              31.0
Provision (benefit) for income taxes (B)                            (11.1)               0.5               (1.9)             10.2
--------------------------------------------------------- ----------------- ------------------ ------------------ -----------------

NET INCOME                                                       $    3.3            $   1.1            $  24.1           $  20.8
--------------------------------------------------------- ----------------- ------------------ ------------------ -----------------

INCOME PER COMMON SHARE
    Basic                                                         $  0.10            $  0.03           $   0.71          $   0.60
    Diluted                                                         $0.09              $0.03             $ 0.68            $ 0.57

Weighted Average Common Shares Outstanding
    Basic                                                            33.7               34.5               34.0              34.6
    Diluted                                                          35.1               36.6               35.6              36.5

EBITDA                                                            $  28.8            $  31.9           $  125.7          $  125.4
--------------------------------------------------------- ----------------- ------------------ ------------------ -----------------

REVENUES BY BUSINESS LINE
    Airports                                                      $ 301.2            $ 278.8            $ 985.5           $ 913.5
    Travel Plazas                                                    94.3               89.2              326.7             312.5
    Shopping Malls and Entertainment                                 20.0               20.2               65.4              58.6
--------------------------------------------------------- ----------------- ------------------ ------------------ -----------------
       Total revenues                                             $ 415.5            $ 388.2          $ 1,377.6         $ 1,284.6
--------------------------------------------------------- ----------------- ------------------ ------------------ -----------------

OPERATING PROFIT BY BUSINESS LINE (C)
    Airports                                                      $  22.7            $  25.1            $  95.1           $  94.3
    Travel Plazas                                                     5.3                2.9               25.3              22.3
    Shopping Malls and Entertainment                                  0.5                2.1                3.1               5.1
--------------------------------------------------------- ----------------- ------------------ ------------------ -----------------
       Total operating profit                                      $ 28.5             $ 30.1          $   123.5         $   121.7
--------------------------------------------------------- ----------------- ------------------ ------------------ -----------------

PERIOD END BALANCE SHEET DATA                                JANUARY 1,        January 2,
                                                                1999              1998
                                                          ----------------- ------------------
    Cash and cash equivalents                                    $   44.4           $   78.1
    Total assets                                                    567.0              548.0
    Short-term revolving credit                                      11.6                ---
    Long-term debt                                                  405.9              405.8
--------------------------------------------------------- ----------------- ------------------ ------------------ -----------------

(A) Certain minor reclassifications were made to the prior year financial statements to conform to the 1998 presentation.
(B) The company's 1998 income tax benefit reflects the reversal of $11.1 million ($7.9 million in the fourth quarter) of valuation reserves for certain tax credits that the company has now determined will be utilized prior to their expiration. Similar income tax benefits of $1.9 million were recognized in 1997.
(C) Before general and administrative expenses and unusual items.

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